Exhibit 1.1

Loan Guarantee Commitment Letter

Industrial and Commercial Bank of China Limited, Xinyu High-Tech Sub-branch:

This company, PLANET IMAGE INTERNATIONAL LIMITED, with identification number: OI-354021, hereby agrees to provide joint liability guarantee for the loans and bank acceptance drafts of the borrower, Jiangxi Yibo E-Tech Co., Ltd., at your bank, from August 1st, 2025, to December 31, 2028 (including the start and end dates of this period), within the maximum balance of RMB 60,000,000.00 (in words: Sixty Million Yuan Only) (in case of any discrepancy between the amount in words and figures, the amount in words shall prevail). This guarantee shall remain in effect until the full repayment of all loan principals and interests.

Hereby committed!

Planet Image International Limited

/s/ Weidong Gu
Name: Weidong Gu
Title: Chairman of the Board of Directors

Date: August 1, 2025